

March 23, 2015

Gerald L. Salzman
Chief Executive Officer
Daily Journal Corporation
915 East First Street
Los Angeles, CA 90012

       Re: Daily Journal Corporation
       Form 10-K for Fiscal Year Ended September 30, 2014
       Filed on January 28, 2015
       File No. 000-14665

Dear Mr. Salzman:

We have reviewed your March 16, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 3, 2015 letter.

Form 10-K for Fiscal Year Ended September 30, 2014

Item 8. Financial Statements and Supplementary Data

Note 6. Reportable Segments, page 48

1.   We note your response to prior comment 2. While it may be the case that the excess cash generated by the traditional business was used to purchase the marketable securities, the dividend and interest income related to the marketable securities is not earned as a result of your traditional business operations. Accordingly, we reissue our prior comment. Please revise your disclosure in future filings to present dividend and interest income as a separate corporate item or a reconciling item to consolidated pretax income and remove it from the traditional business's pretax income.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief